UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-30121
CUSIP Number: 903844108

NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: October 31, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Ulticom, Inc.
Full name of registrant

N/A
Former name if applicable

1020 Briggs Road
Address of principal executive office (Street and number)

Mount Laurel, New Jersey 08054
City, state and zip code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or
|_|
before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Ulticom, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 as soon as practicable and does not currently expect that it will be able to file the report on or before the fifth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

As previously announced on March 14, 2006 and further discussed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2006, the Audit Committee of the Company’s Board of Directors has been reviewing matters relating to the Company’s stock option awards, including but not limited to the accuracy of the stated dates of option awards and whether all proper corporate procedures were followed in connection with such awards. In addition, on March 14, 2006, the Company’s majority (approximately 70%) shareholder, Comverse Technology, Inc. (“Comverse”), announced that a special committee of its Board of Directors has been reviewing matters relating to stock option awards by Comverse, including certain stock options issued by Comverse to management and employees of the Company when the Company was a wholly owned subsidiary of Comverse.

The Company’s Audit Committee has completed its investigation into historical option practices being conducted at the Company, and the Company is awaiting the receipt of Comverse’s definitive findings and conclusions regarding the measurement dates of the Comverse stock option grants made to Company employees when the Company was a wholly owned subsidiary of Comverse. The Company’s Audit Committee has reached a preliminary conclusion that the stated dates of certain of the Company’s stock option awards, which were used in the preparation of the Company’s financial statements, differed from the measurement dates required to be used for accounting purposes to determine the value of such stock option awards. As a result, the Company expects to record additional non-cash charges for stock-based compensation expense for prior periods.

Based on the Audit Committee’s preliminary conclusion and Comverse’s announcement that the stated dates of certain of its stock option awards, which were used in the preparation of its financial statements, differed from the measurement dates required to be used for accounting purposes to determine the value of such stock option awards, the Company expects that (i) such additional non-cash charges for stock-based compensation expense will be material and (ii) the Company will need to restate its historical financial statements for each of the fiscal years ended January 31, 2005, 2004, 2003 and 2002. Such charges could also affect prior periods. Any such stock-based compensation charges would have the effect of decreasing the income from operations, net income and retained earnings figures contained in the Company’s historical financial statements. On April, 16, 2006 the Company concluded that such financial statements and any related reports of its independent registered public accounting firm should no longer be relied upon.

As previously disclosed on November 16, 2006, the Company’s Audit Committee has commenced an investigation into historical accounting practices not related to option grants, based on information recently provided to the Company. The additional areas of financial reporting under investigation include the treatment of accounting reserves and certain asset depreciation schedules in connection with the earnings reporting practices of Comverse, whose consolidated financial statements include results for Ulticom. While the information provided to the Company refers principally to periods preceding fiscal year 2003, the Audit Committee’s review will not be limited in scope. The Company is not yet able to determine whether any improper practices occurred in connection with the areas under investigation or to estimate the effect on its previously issued financial statements. Additionally, the Company is not able to determine at this time whether any additional areas of financial reporting may require expanding the scope of the previously announced restatement.

The Company intends to issue results for the quarterly periods ended April 30, 2006, July 31, 2006 and October 31, 2006 and the fiscal year ended January 31, 2006, and to file its Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2006, July 31, 2006 and October 31, 2006, together with restated historical financial statements as soon as practicable.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shari Ness	(856) 787-2895
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|_| Yes |X| No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and its Quarterly Reports for the fiscal quarters ended April 31, 2006 and July 31, 2006.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s total sales for the fiscal quarter ended October 31, 2006 (on an unaudited basis) were $16,064,000, an increase of 5% when compared with total sales for the fiscal quarter ended October 31, 2005. As discussed in Part III above, the Company’s Audit Committee is reviewing matters relating to the Company’s stock option awards and the effect on the Company’s financial reports of certain stock option awards made by Comverse before the Company’s initial public offering on April 5, 2000 to employees of the Company. Further, as discussed above, the Audit Committee is investigating additional areas of financial reporting including the treatment of accounting reserves and certain asset depreciation schedules in connection with the earnings reporting practices of Comverse. At this time, while it is expected that, as a result of the Audit Committee’s investigations, restatement of the some of Company’s previously issued financial statements will be required, the amounts involved and, as well, what impact the results of the review will have on the Company’s financial statements for the fiscal quarter ended October 31, 2006, have not been determined. Accordingly, the Company cannot at this time reasonably estimate the significance of the difference in other elements of its results of operations for the fiscal quarter ended October 31, 2006 in comparison to the fiscal quarter ended October 31, 2005.

Note: This Form 12b-25 contains “forward-looking statements” for purposes of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward looking statements include those related to compliance with the NASDAQ Listing Qualifications Panel requirements, the completion of the restatement of the Company’s financial statements, the filing of delinquent reports on Form 10-K and Form 10-Q, and the continued listing of the Company’s securities on The NASDAQ Stock Market. There can be no assurances that forward-looking statements will be achieved, and actual events or results could differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and should not be considered as an indication of future events or results. Important factors that could cause actual results to differ materially include: the results of the Audit Committee’s review of matters relating to the Company’s stock option grant practices and other accounting matters; the results of Comverse’s review of its stock option awards as applicable to employees of the Company; the impact of any restatement of the financial statements of the Company or other actions that may be taken or required as a result of such reviews; the Company’s inability to file required reports with the Securities and Exchange Commission; the risks of dealing with potential claims and proceedings that may be commenced concerning such matters; risks associated with the delisting of the Company’s shares from The NASDAQ Stock Market; inability to meet requirements of The NASDAQ Stock Market for continued listing of the Company’s shares; risks of litigation and of governmental investigations or proceedings arising out of or related to the Company’s stock option grants or any restatement of the financial statements of the Company; risks associated with the development and acceptance of new products and product features; risks associated with the Company’s dependence on a limited number of customers for a significant percentage of the Company’s revenues; changes in the demand for the Company’s products; changes in capital spending among the Company’s current and prospective customers; aggressive competition may force the Company to reduce prices; risks associated with rapid technological changes in the telecommunications industry; risks associated with making significant investments in the expansion of the business and with increased expenditures; risks associated with holding a large proportion of the Company’s assets in cash equivalents and short-term investments; risks associated with the Company’s products being dependent upon their ability to operate on new hardware and operating systems of other companies; risks associated with dependence on sales of the Company’s Signalware products; risks associated with future networks not utilizing signaling systems and protocols that the Company’s products are designed to support; risks associated with the products having long sales cycles and the limited ability to forecast the timing and amount of product sales; risks associated with the integration of the Company’s products with those of equipment manufacturers and application developers and the Company’s ability to establish and maintain channel and marketing relationships with leading equipment manufacturers and application developers; risks associated with the Company’s reliance on a limited number of independent manufacturers to manufacture boards for the Company’s products and on a limited number of suppliers for board components; risks associated with becoming subjected to, defending and resolving allegations or claims of infringement of intellectual property rights; risks associated with others infringing on the Company’s intellectual property rights and the inappropriate use by others of the Company’s proprietary technology; risks associated with the Company’s ability to retain existing personnel and recruit and retain qualified personnel; risks associated with the increased difficulty in relying on equity incentive programs to attract and retain talented employees and with any associated increased employment costs; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; risks associated with changes in the competitive or regulatory environment in which the Company operates; and other risks described in filings with the Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Ulticom with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. All such documents are available through the SEC’s website at www.sec.gov or from Ulticom’s web site at www.ulticom.com. Ulticom makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Ulticom, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2006
ULTICOM, INC.
By: /s/ Shari Ness
Name: Shari Ness
Title: General Counsel and Secretary